SI  N

16003730

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

SEC FILE NUMBER
8- 65886

REPORT FOR THE PERIOD BEGINNING ___01/01/15___ AND ENDING ___12/31/15___
                                           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: UOB GLOBAL EQUIN SALES LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

592 FIFTH AVE, SUITE 602
(No. and Street)

NEW YORK, NY 10036
(City)   (State)   (Zip Code)

OFFICIAL USE ONLY

FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CITRIN COOPERMAN & COMPANY LLP
(Name – if individual, state last, first, middle name)

709 WESTCHESTER AVE, WHITE PLAINS, NY 10604
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _Howard Berkenfeld_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _UOB Global Equity Sales LLC_ , as of _Dec. 31_ , 20 _15_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

Manager/CCO
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT PURSUANT TO RULE 17a-5(e)(3)
And Report of Independent Registered Public
Accounting Firm and Supplementary Information

UOB GLOBAL EQUITY SALES LLC
(A Limited Liability Company)

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

FOR THE YEARS ENDED
DECEMBER 31, 2015 AND 2014

UOB GLOBAL EQUITY SALES LLC
(A Limited Liability Company)

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

CONTENTS



CITRINCOOPERMAN
Attest & Assurance | Tax Compliance & Research | Specialty & Consulting

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
UOB Global Equity Sales, LLC

We have audited the accompanying statements of financial condition of UOB Global Equity Sales, LLC as of December 31, 2015 and 2014, and the related statements of income, changes in member's equity, and cash flows for the years then ended. These financial statements are the responsibility of UOB Global Equity Sales, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of UOB Global Equity Sales, LLC as of December 31, 2015 and 2014, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in the schedule on page 10 has been subjected to audit procedures performed in conjunction with the audit of UOB Global Equity Sales, LLC's financial statements. The supplemental information is the responsibility of UOB Global Equity Sales, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a–5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

White Plains, New York
February 25, 2016

CITRIN COOPERMAN & COMPANY, LLP
709 WESTCHESTER AVENUE WHITE PLAINS, NY 10604 | TEL 914.949.2990 | FAX 914.949.2910   CITRINCOOPERMAN.COM
AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS

UOB GLOBAL EQUITY SALES LLC
(A Limited Liability Company)

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2015 AND 2014

	2015	2014
ASSETS		
Cash	$ 2,771,799	$ 2,276,861
Receivables from customer	401,334	668,023
Prepaid expenses	2,873	3,218
Total Assets	$ 3,176,006	$ 2,948,102

LIABILITIES AND MEMBER'S EQUITY

	2015	2014
LIABILITIES		
Accrued expenses	$ 141,581	$ 341,833
Due to affiliate	100,101	100,101
Total Liabilities	241,682	441,934
COMMITMENTS AND CONTINGENCIES (Notes 4 and 5)		
MEMBER'S EQUITY	2,934,324	2,506,168
Total Liabilities and Member's Equity	$ 3,176,006	$ 2,948,102

See accompanying notes to the financial statements.

UOB GLOBAL EQUITY SALES LLC
(A Limited Liability Company)
STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

	2015	2014
REVENUES		
Incentive fees	$ -	$ 395,211
Management fees	1,819,518	2,385,423
Interest income	6,195	1,906
Net Revenues	1,825,713	2,782,540
EXPENSES		
Payroll and benefits	1,087,212	1,087,212
Discretionary bonus	107,125	292,714
Unincorporated business taxes	10,931	29,869
Meals and entertainment	30,000	30,000
Travel	30,000	30,000
Rent	18,000	18,000
Professional fees	43,750	44,000
Compliance fees	14,500	12,000
Administration fees	36,000	36,000
Consulting	0	7,104
Licenses and fees	17,459	23,188
Other	2,580	1,595
Total Expenses	1,397,557	1,611,682
Net Income	$ 428,156	$ 1,170,858

See accompanying notes to the financial statements.

-3-

UOB GLOBAL EQUITY SALES LLC
(A Limited Liability Company)
STATEMENTS OF CHANGES IN MEMBER'S EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

	2015	2014
Member's equity - January 1	$ 2,506,168	$ 4,335,310
Member's distributions	-	(3,000,000)
Net income	428,156	1,170,858
Member's Equity - December 31	$ 2,934,324	$ 2,506,168

See accompanying notes to the financial statements.

-4-

UOB GLOBAL EQUITY SALES LLC
(A Limited Liability Company)
STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 428,156	$ 1,170,858
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Changes in assets and liabilities:		
Prepaid expenses	345	(1,040)
Receivables from customer	266,689	847,713
Accrued expenses	(200,252)	(239,478)
Net Cash Provided By Operating Activities	494,938	1,778,053
CASH USED IN FINANCING ACTIVITIES		
Member's distributions	-	(3,000,000)
Net Increase (Decrease) in Cash	494,938	(1,221,947)
Cash - Beginning of Year	2,276,861	3,498,808
Cash - End of Year	$ 2,771,799	$ 2,276,861

See accompanying notes to the financial statements.

-5-

UOB GLOBAL EQUITY SALES LLC
(A Limited Liability Company)

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2015 AND 2014

1. ORGANIZATION

UOB Global Equity Sales LLC (the "Company") was established as a limited liability company ("LLC") in the State of New York on November 22, 2002. The Company commenced operations in September 2003, when the Company became a broker-dealer in securities registered with the Securities and Exchange Commission and a registered member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a wholly owned subsidiary of UOB Global Capital LLC (the "Parent").

The Company's activities have been limited to acting as a placement agent for alternative investments, including, but not limited to, hedge funds, private equity funds, etc. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities. The Company's principal business office is located in New York City.

Since the Company is an LLC, the member is not liable for the debts, obligations or liabilities of the Company, whether arising in tort, contract or otherwise, unless the member has signed a specific guarantee.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP"). Income is recognized as earned and expenses are recognized as incurred.

Use of Estimates

The preparation financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenues when there is persuasive evidence of an arrangement, services are rendered, the sales price is determinable, and collectibility is reasonably assured.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

Accounts Receivable

Accounts receivable are stated at the amount the Company expects to collect. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. Management considers the following factors when determining the collectibility of specific customer accounts: customer credit-worthiness, past transaction history with the customer, current economic industry trends, and changes in customer payment terms. If the financial conditions of the Company's customers were to deteriorate, adversely affecting their ability to make payments, additional allowances would be required. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and a credit to a valuation allowance. Balances that remain outstanding after the Company has made reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. Management has determined that a valuation allowance was not required at December 31, 2015 and 2014.

Income Taxes

As a single-member LLC, the Company is considered a disregarded entity for Federal, New York State and New York City income tax purposes. An allocated provision for the New York City Unincorporated Business Tax has been made for the years ended December 31, 2015 and 2014, of $10,931 and $29,869, respectively.

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board, Accounting Standards Codification ("FASB ASC") 740, *Income Taxes*. Under that guidance, management assesses the likelihood that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period, including the technical merits of those positions. The measurement of unrecognized tax benefits is adjusted when new information is available or when an event occurs that requires a change.

The Company is no longer subject to examinations by taxing authorities for years before 2012.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

Subsequent Events

In accordance with FASB ASC 855, *Subsequent Events*, the Company has evaluated subsequent events through February 25, 2016, the date on which these financial statements were available to be issued. There were no material subsequent events that required recognition or additional disclosure in these financial statements

3. MANAGEMENT AND INCENTIVE FEES

Management and incentive fees are calculated by the investment manager according to the advisory agreement it has with each investor. Management fees are calculated based upon an agreed-upon rate and the value of the assets under management. Incentive fees are calculated at an agreed-upon rate and are dependent on the performance of the investment under management. The Company receives a portion of the management and/or incentive fees for its activities as a placement agent according to its agreement(s) with the investment manager.

4. RELATED PARTIES

Pursuant to a cost sharing agreement (the "Agreement") between the Parent and the Company, the Parent acts as the common paymaster for certain compensation and overhead costs incurred on behalf of the Company. In addition, pursuant to the Agreement, the Parent acts as the common paymaster for certain non-compensation related expenses incurred by itself and the Company. Included in the aforementioned costs are amounts paid by the Company and the Parent for direct costs as well as costs that are subject to an allocation (the "Allocated Costs") between the Company and the Parent. Allocated Costs generally consist of salaries and related benefits paid for shared personnel, as well as other overhead costs. The Agreement provides that allocations of shared employee compensation costs between the Company and the Parent are based on the estimated amount of time spent by employees on behalf of the Company and the Parent. In addition, the Agreement provides that the allocation of other overhead costs is based primarily on the estimated usage of such services by the Company and the Parent. Total Allocated Costs charged to the Company by the Parent in 2015 and 2014 are included in the accompanying statements of income and amounted to $1,201,212 in each year.

The amount due to the Parent is $100,101 as of December 31, 2015 and 2014.

5. **NET CAPITAL AND RESERVE REQUIREMENTS**

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At December 31, 2015 and 2014, the Company's regulatory net capital was $2,530,116 and $2,127,640, respectively, which exceeded the Company's minimum net capital requirement of $16,111 and $29,462, respectively. At December 31, 2015, the Company's ratio of aggregate indebtedness to net capital was .096 to 1.

6. **CONCENTRATION OF CREDIT RISK**

The Company places its cash and cash equivalents, which may be at times in excess of Federal Deposit Insurance Corporation limits, with high credit quality financial institutions and attempts to limit the amount of credit exposure with any one institution. Accounts receivable and fee income are from investment advisors for which the Company reviews their backgrounds and credit history before entering into agreements. Allowances for possible losses are based on factors surrounding the credit risk of the investment advisor, historical trends and other information. At December 31, 2015 and 2014, one customer accounted for 100% of the Company's accounts receivable and fee income. The Company's receivables represent amounts due from the customer. These receivables are primarily paid to the Company in the month following the quarter in which the amounts are earned.

SUPPLEMENTAL INFORMATION

UOB GLOBAL EQUITY SALES LLC
(A Limited Liability Company)

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION AND RECONCILIATIONS

DECEMBER 31, 2015 AND 2014

	2015	2014
NET CAPITAL	$ 2,934,324	$ 2,506,168
Non-allowable assets	(404,208)	(671,242)
Other additions: discretionary bonus	-	292,714
Tentative net capital	2,530,116	2,127,640
Rounding	-	-
Net Capital per Rule 15c3-1	$ 2,530,116	$ 2,127,640

Computation of Basic Net Capital Requirements

	2015	2014
Minimum net capital requirement - greater of 6 2/3% of aggregate indebtedness or $5,000	$ 16,112	$ 29,462
Excess Net Capital	$ 2,514,004	$ 2,098,178

Aggregate Indebtedness

	2015	2014
Accrued expenses and due to affiliate	$ 241,682	$ 441,934
Ratio of Aggregate Indebtedness to Net Capital	0.096 to 1	0.20 to 1

The above computation of net capital pursuant to Rule 15c3-1 does not differ materially from the computations as of December 31, 2015, filed by the Company on Form X-17A-5, Part II A

RECONCILIATION WITH THE COMPANY'S CORRESPONDING UNAUDITED ORIGINALLY FILED FOCUS REPORT AS OF DECEMBER 31, 2014

Net capital, as reported in originally filed FOCUS report	$ 2,046,247
Decrease in non-allowable assets	156
Increase in Other Additions of Discretionary Bonuses	81,237
Net capital, per audited report	$ 2,127,640

See report of independent registered public accounting firm.



CITRIN COOPERMAN
Attest & Assurance | Tax Compliance & Research | Specialty & Consulting

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
UOB Global Equity Sales, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) UOB Global Equity Sales, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which UOB Global Equity Sales, LLC claimed an exemption from 17 C.F.R. §240.15c3-3 (k)(2)(i) (the "exemption provisions") and (2) UOB Global Equity Sales, LLC stated that UOB Global Equity Sales, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. UOB Global Equity Sales, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about UOB Global Equity Sales, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Citrin Cooperman & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

White Plains, New York
February 25, 2016

CITRIN COOPERMAN & COMPANY, LLP
709 WESTCHESTER AVENUE   WHITE PLAINS, NY 10604 | TEL 914.949.2990 | FAX 914.949.2910   CITRINCOOPERMAN.COM
AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS

11

Exemption Report

UOB Global Equity Sales LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i):

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) through calendar year ending December 31, 2015 without exception.

UOB Global Equity Sales LLC

I, Howard Berkenfeld, swear (or affirm) to my best knowledge and belief, this Exemption report is true and correct.

_____

By: Howard Berkenfeld
Title: Chief Compliance Officer



CITRIN COOPERMAN

Attest & Assurance | Tax Compliance & Research | Specialty & Consulting

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Member
UOB Global Equity Sales, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by UOB Global Equity Sales, LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc and SIPC, solely to assist you and the other specified parties in evaluating UOB Global Equity Sales, LLC's compliance with the applicable instructions of Form SIPC-7. UOB Global Equity Sales, LLC's management is responsible for UOB Global Equity Sales, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the general ledger, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers to the general ledger, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers in the general ledger supporting the adjustments, noting no differences.

CITRIN COOPERMAN & COMPANY, LLP
709 WESTCHESTER AVENUE WHITE PLAINS, NY 10604 | TEL 914.949.2990 | FAX 914.949.2910   CITRINCOOPERMAN.COM
AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS



CITRIN COOPERMAN
Attest & Assurance | Tax Compliance & Research | Specialty & Consulting

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

CERTIFIED PUBLIC ACCOUNTANTS

White Plains, New York
February 25, 2016

UOB GLOBAL EQUITY SALES LLC
(A Limited Liability Company)

SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION
ASSESSMENT AND PAYMENTS (FORM SIPC-7)

FOR THE YEAR ENDED DECEMBER 31, 2015

SIPC - 7 General Assessment	$	4,564
Less amounts paid:		
July 2015		(2,556)
Amount due with Form SIPC-7	$	2,008

SIPC Collection Agent: Securities Investor Protection Corporation

See independent accountant's agreed-upon procedures report on schedule of assessment and payments.

UOB GLOBAL EQUITY SALES LLC
(A Limited Liability Company)

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2015 AND 2014

	2015	2014
ASSETS		
Cash	$ 2,771,799	$ 2,276,861
Receivables from customer	401,334	668,023
Prepaid expenses	2,873	3,218
Total Assets	$ 3,176,006	$ 2,948,102

LIABILITIES AND MEMBER'S EQUITY

	2015	2014
LIABILITIES		
Accrued expenses	$ 141,581	$ 341,833
Due to affiliate	100,101	100,101
Total Liabilities	241,682	441,934
COMMITMENTS AND CONTINGENCIES (Notes 4 and 5)		
MEMBER'S EQUITY	2,934,324	2,506,168
Total Liabilities and Member's Equity	$ 3,176,006	$ 2,948,102

See accompanying notes to the financial statements.